M-real Corporation Stock Exchange Bulletin June 19, 2006 at 13.00 p.m.

M-REAL APPOINTS NEW CFO

M-real Corporation has appointed Seppo Parvi (41, MSc, econ.) as new Executive Vice President and Chief Financial Officer (CFO), as from 21 August 2006. Previously Mr Parvi worked for Huhtamäki Oyj in domestic and international management positions in financing, business controlling and operative business management.

The current CFO of M-real Juhani Pöhö (55, BSc, econ.) has been appointed from 21 August 2006 as Senior Vice President, Corporate Development. He is responsible for corporate development programmes and risk management. Mr. Pöhö will report to Seppo Puotinen Executive Vice President, Corporate Strategy.

For further information

Hannu Anttila, President and CEO, tel. +358 10 469 4343

